EXHIBIT 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Presented in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT MARCH 31, 2026 AND DECEMBER 31, 2025

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	March 31, 2026	December 31, 2025

Assets
Current
Cash and cash equivalents	$41,856	$43,346
Assets held for sale	-	27,060
Marketable securities (Note 3)	2,952	2,006
Prepaid expenses, accounts and other receivables (Note 4)	1,646	1,461
Total current assets	46,454	73,873

Non-current
Mineral properties (Note 5)	265,991	251,497
Investment in Seva Mining Corp. (Note 6)	24,806	-
Investment in PC Gold Inc. (Note 7)	21,523	21,524
Property and equipment	1,679	1,694
Deferred consideration receivable (Note 6(b))	1,720	-
Other assets	185	204
Total non-current assets	315,904	274,919
TOTAL ASSETS	$362,358	$348,792

LLIABILITIES
Current
Accounts payable and accrued liabilities (Note 9)	$12,702	$13,802
Liabilities directly associated with assets held for sale	-	373
Current portion of lease liability	81	78
Flow-through share premium liability (Note 10)	1,196	1,280
Provision for environmental remediation (Note 5(b))	2,806	2,806
Option - PC Gold (Note 7)	4,692	4,692
Current portion of other liabilities	-	200
Total current liabilities	21,477	23,231

Non-current
Lease liability	76	97
Pickle Crow reclamation liability (Note 7)	151	151
Silver Stream derivative liability (Note 8)	120,131	107,260
Total non-current liabilities	120,358	107,508
TOTAL LIABILITIES	$141,835	$130,739

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	432,330	418,169
Warrant and share-based payment reserve (Note 11)	61,112	62,866
Accumulated other comprehensive loss	(3,222)	(4,168)
Accumulated deficit	(269,697)	(258,814)
Total shareholders’ equity	220,523	218,053
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$362,358	$348,792
Nature of Operations (Note 1)
Subsequent Events (Note 16)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Three months ended March 31,
	2026	2025

OPERATING EXPENSES (Note 12)
General and administration	$(1,657)	$(1,128)
Exploration and evaluation	(252)	(210)
Investor relations and marketing communications	(488)	(422)
Corporate development and due diligence	(272)	(236)
Loss from operational activities	(2,669)	(1,996)

OTHER ITEMS
Interest and other income	282	30
Marketable securities fair value gain	-	33
Foreign exchange gain	139	6
Other expenses	(487)	(25)
Fair value loss on Silver Stream liability (Note 8)	(12,871)	(17,246)
Gain on disposal of subsidiary (Note 6(c))	4,564	-
Loss before income taxes	$(11,042)	$(19,198)
Deferred income tax recovery	84	113
Equity loss and fair value adjustment of equity accounted investments (Note 6, 7)	(62)	(2)
Net loss for the year	$(11,020)	$(19,087)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to net income/(loss):
Investments fair value gain / (loss)	946	(68)
Other comprehensive income/(loss)	946	(68)

Net loss and other comprehensive loss for the year	$(10,074)	$(19,155)
Loss per share
Basic and diluted	$(0.01)	$(0.02)
Weighted average number of shares outstanding
Basic	1,367,866,903	1,080,236,818
Diluted	1,356,668,973	1,080,872,358

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Three months ended March 31,
	2026	2025

Cash flows from operating activities
Net loss for the period	$(11,020)	$(19,087)
Adjustments for non-cash items:
Share-based payments (Note 11(d))	798	541
Depreciation	107	116
Gain on sale of asset	-	(33)
Fair value adjustment on performance share units	-	(106)
Fair value loss on Silver Stream derivative liability (Note 8)	12,871	17,246
Accrued interest receivable	(2)	(1)
Intercompany loan forgiveness	204	-
Other expenses/(income)	318	(84)
Unrealized foreign exchange (gain)/loss	(135)	84
Deferred income tax recovery	(84)	(113)
Equity and dilution loss on equity accounted investments	62	2
Gain on disposal of subsidiary (Note 6(c))	(4,564)	-
Operating cash flows before movements in working capital	(1,445)	(1,435)
Changes in non-cash working capital items:
(Increase)/Decrease in accounts and other receivables	(10)	339
(Increase)/Decrease in prepaid expenditures	(200)	89
(Decrease)/Increase in accounts payables and accrued liabilities	(1,153)	(810)
Total cash used in operating activities	$(2,808)	$(1,817)
Cash flows from investing activities
Mineral property expenditures (Note 5)	(8,451)	(7,107)
Proceeds from sale of investments	-	723
Proceeds from sale of Cameron Gold (Note 6)	5,000	-
Property and equipment purchases	(72)	(5)
Cash expended in acquisitions	(1,721)	(100)
Total cash used by investing activities	$(5,244)	$(6,489)
Cash flows from financing activities
Share issuance cost	(121)	-
Proceeds from exercise of options and warrants	6,570	-
Repayment of lease liability	(19)	(9)
Finance costs paid for lease liability	(4)	(5)
Cash received from Silver Stream	-	7,155
Total cash provided by financing activities	$6,426	$7,141
Foreign exchange effect on cash	136	(84)
Change in cash and cash equivalents	(1,490)	(1,249)
Cash and cash equivalents, beginning	43,346	11,351
Cash and cash equivalents, ending	$41,856	$10,102
Cash	41,687	9,933
Term deposits	169	169
Cash and cash equivalents, ending	$41,856	$10,102

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

(Presented in thousands of Canadian dollars, except share and per share amounts)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance as at December 31, 2024	1,079,863,747	$373,630	$28,099	$29,014	$(5,406)	$(180,895)	$244,442
Silver Stream warrant revaluation	-	-	1,287	-	-	-	1,287
PSU assessment for 2022 grant	-	-	-	(180)	-	-	(180)
Settlement of restricted share units	1,078,130	115	-	(115)	-	-	-
Share-based payments	-	-	-	827	-	-	827
Loss for the period	-	-	-	-	-	(19,087)	(19,087)
Other comprehensive loss	-	-	-	-	(68)	-	(68)
Balance as at March 31, 2025	1,080,941,877	$373,745	$29,386	$29,546	$(5,474)	$(199,982)	$227,221

Balance as at December 31, 2025	1,343,755,162	$418,169	$31,694	$31,172	$(4,168)	$(258,814)	$218,053
Financing issuance Cost	-	(121)	-	-	-	-	(121)
Exercise of options (Note 11(d))	6,410,000	3,527	-	(1,276)	-	-	2,251
Exercise of warrants (Note 11(c))	20,291,020	4,940	(621)	-	-	-	4,319
Shares issued on acquisition of mineral properties (Note 5(a))	7,017,000	4,651	-	-	-	-	4,651
Common share obligation	3,535,906	666	-	(666)	-	-	-
Settlement of restricted share units (Note 11(e))	1,965,050	210	-	(210)	-	-	-
Settlement of performance share units (Note 11(f))	1,000,000	221	-	(221)	-	-	-
Sunset Clause cancellation	(426,614)	(137)	-	-	-	137	-
Intercompany loan forgiveness	-	204	-	-	-	-	204
Share-based payments (Note 11(d))	-	-	-	1,240	-	-	1,240
Loss for the period	-	-	-	-	-	(11,020)	(11,020)
Other comprehensive income/(loss)	-	-	-	-	946	-	946
Balance as at March 31, 2026	1,383,547,524	$432,330	$31,073	$30,039	$(3,222)	$(269,697)	$220,523

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the “OTCQX” under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005 and changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced projects being the Springpole Gold Project in northwestern Ontario and the Duparquet Gold Project in the Abitibi region of Québec. In addition, the Company holds a 20% interest in PC Gold Inc., the legal entity which holds the Pickle Crow gold project which is being advanced by Bellavista Resources Limited (“Bellavista”) formerly owned by FireFly Metals Ltd. (“FireFly Metals”), and a 47.83% interest in Seva Mining Corp. (“Seva Mining”), the Company which is advancing the Cameron Gold Project.

The Company’s unaudited condensed interim consolidated financial statements (“financial statements”) have been prepared on a going concern basis, which contemplates that the Company will be able to continue its operations for at least twelve months from March 31, 2026 and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has not generated revenue from operations to date and may require additional financing or outside participation to undertake further advanced exploration of its mineral properties.

2. BASIS OF PRESENTATION

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS® Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required for annual financial statements. Accordingly, they should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2025 and 2024.

The financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are presented in thousands of Canadian dollars. These consolidated annual financial statements include the accounts of the Company and its subsidiaries. The functional currency of the Company and its subsidiaries is the Canadian dollar. In preparing the Company’s financial statements for the three months ended March 31, 2026, the Company used the consistent accounting policies, except as described below, methods of computation and accounting policy judgments and estimates as in the annual consolidated financial statements for the year ended December 31, 2025. Additionally, the areas of estimation uncertainty remain unchanged from those disclosed in the annual consolidated financial statements.

The Company adopted the Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) effective January 1, 2026. Following assessment, the optional exception for derecognition of financial liabilities settled via electronic payment systems (where criteria are met) has been incorporated into the Company's ongoing accounting policies, with no material impact on the condensed interim financial statements.

6

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards and determined they do not have a material impact on the Company in the current reporting period. In addition, the following standards have been issued by the International Accounting Standards Board (“IASB”) and we are currently assessing the impact on our consolidated financial statements.

•	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

a) Investment in associates

An associate is an entity over which the Company has significant influence. The Company has significant influence over an entity when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control.

The Company’s investment in the common shares of Seva Mining (Note 6) is accounted for as an investment in an associate using the equity method under IAS 28.

Under the equity method, the Company’s investment in the common shares of the associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified.

b) Accounting policy judgments and estimation uncertainty

The Company’s management makes judgments in applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of these financial statements requires management to make estimates that affect the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. During the three months ended March 31, 2026, management applied significant judgment and estimation uncertainty in accounting for the disposition of Cameron Gold Operations Ltd. (“Cameron Gold”) and the initial recognition of the Company’s retained interest in Seva Mining.

7

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

Loss of control on Cameron Gold Transaction

Management applied judgment in determining that the Company lost control of Cameron Gold on March 10, 2026 and therefore derecognized the subsidiary. In assessing whether control existed, management considered the Company’s ability to direct the relevant activities, and the rights and obligations arising from the transaction and related agreements. Following completion of the transaction, management concluded that the Company retained significant influence, but no control, over Seva Mining, based on its ownership interest, board representation and governance rights, and therefore accounted for the retained interest as an investment in associate using the equity method under IAS 28.

Fair value of Seva Mining share consideration

The Company applied judgment in estimating the fair value of the Seva Mining share consideration, as described in Note 6b. The fair value of the shares at initial recognition was determined using the quoted price of Seva Mining common shares based on a 10-day volume-weighted average price (“VWAP”) from the first trading day on March 18 to March 31, 2026. A blended discount for lack of marketability (“DLOM”) was applied to reflect reduced liquidity arising from the applicable transfer restrictions in the Amalgamation and Investors Rights Agreement. Because the valuation required the use of assumptions and estimation inputs, the fair value measurement is subject to estimation uncertainty.

Deferred Consideration Receivable – Stockpile Agreement

As part of the consideration received on the sale of Cameron Gold, the Company is entitled to quarterly participation payments under a stockpile agreement (“Stockpile Agreement”), subject to a minimum aggregate payment of $2.0 million. Management applied judgment in determining the fair value of this receivable at initial recognition. The Company recognized only the fair value of the $2.0 million minimum payment amount, as management concluded that the amount and timing of any variable participation payments in excess of the minimum amount could not be reasonably estimated at the transaction date due to uncertainties relating to processing results, recoveries, commodity prices, deductions and timing of realization.

The accounts of material subsidiaries are prepared for the same reporting period as the parent company. All subsidiaries apply consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”) Birch-Uchi Projects (“Birch-uchi”)	Northwestern Ontario, Canada
Duparquet Gold Mines Inc.	100%	Duparquet Gold Project (“Duparquet”) Central Duparquet (“Duparquet”) Duquesne Gold Project (“Duquesne”) Pitt Gold Project (“Pitt”)	Québec, Canada

These financial statements were approved by the Board of Directors on May 12, 2026.

8

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

3. MARKETABLE  SECURITIES

The Company’s marketable securities are classified as FVTOCI and are carried at fair value. The movements in marketable securities during the three months ended March 31, 2026 and year ended December 31, 2025 are summarized as follows:

Total Marketable Securities (FVTOCI)
Balance as at December 31, 2024	$2,388
Additions	1,120
Disposals	(2,743)
Gain on marketable securities	3
Gain recorded in other comprehensive income	1,238
Balance as at December 31, 2025	$2,006
Gain recorded in other comprehensive loss	946
Balance as at March 31, 2026	$2,952

The Company owns securities of publicly traded companies. The investments where the Company does not have significant influence are classified as marketable securities which are designated as FVTOCI.

4. PREPAID EXPENSES AND OTHER RECEIVABLES

	March 31, 2026	December 31, 2025
GST and HST receivables	$618	$680
Other receivables	82	7
Prepaid expenses	946	774
	$1,646	$1,461

9

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

5. MINERAL PROPERTIES

As at March 31, 2026 and December 31, 2025, the Company had the following mineral properties:

	Springpole (Note 5(a))	Birch-Uchi	Duparquet (Note 5(b))	Cameron (Note 6)	Hope Brook	Total
Balance as at December 31, 2025	$172,038	$11,447	$68,012	$-	$-	$251,497
Acquisition	6,010	-	-	-	-	6,010
Concessions, taxes, and royalties	48	-	51	8	-	107
Salaries and share-based payments	1,707	6	277	-	-	1,990
Drilling, exploration, and technical consulting	3,307	-	86	1	-	3,394
Environmental, assaying, and field supplies	2,039	27	65	-	-	2,131
Travel and other expenses	857	-	14	-	-	871
Total Expenditures	$13,968	$33	$493	$9	$-	$14,503
Assets held for sale	-	-	-	27,016	-	27,016
Disposal of properties	-	-	-	(27,025)	-	(27,025)
Balance as at March 31, 2026	$186,006	$11,480	$68,505	$-	$-	$265,991

	Springpole (Note 5(a))	Birch-Uchi	Duparquet (Note 5(b))	Cameron (Note 6)	Hope Brook	Total
Balance as at December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059
Acquisition	5	273	5,005	-	-	5,283
Concessions, taxes, and royalties	811	-	115	22	4	952
Salaries and share-based payments	3,322	255	1,622	148	-	5,347
Drilling, exploration, and technical consulting	1,695	348	2,210	23	-	4,276
Environmental, assaying, and field supplies	10,127	74	1,550	178	-	11,929
Travel and other expenses	1,840	51	162	5	-	2,058
Total Expenditures	$17,801	$1,001	$10,664	$376	$4	$29,846
Environmental remediation	-	-	2,136	-	-	2,136
Assets held for sale	-	-	-	(27,016)	-	(27,016)
Impairment of assets held for sale	-	-	-	(6,426)	-	(6,426)
Disposal of properties	-	-	-	-	(3,102)	(3,102)
Balance as at December 31, 2025	$172,038	$11,447	$68,012	$-	$-	$251,497

10

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

5. MINERAL PROPERTIES (continued)

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with maintenance of property interests, the most significant of which is discussed below.

a) Springpole Project

During the three months ended March 31, 2026, the Company completed an amendment to a royalty agreement related to the Springpole Project with a private holder. In connection with the amendment, the Company issued 6,017,000 common shares and made a cash payment of $1.4 million. The total consideration was capitalized to mineral property acquisition costs.

b) Duparquet Project

As at March 31, 2026, the Company’s provision for environmental remediation activities is $2,806,000 (year ended December 31, 2025 - $2,806,000). The environmental remediation includes site preparation, construction of a storage area, construction of an access road, excavation and transportation of mining material, and site restoration and rehabilitation of the historical storage area. The Company has received permit approval in 2025 from the Ministry of Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”). Phase 1 of the remediation project, which primarily involved construction of the new storage area, was completed in November 2025. Phase 2 of the environmental remediation cost is based on the current scope of work and management’s best estimate of the remaining costs required to complete the remediation activities. The final environmental remediation cost may vary depending on additional feedback received from MELCCFP and the execution of the work.

6. INVESTMENT IN SEVA MINING CORP.

a) Seva Mining Purchase Agreement Overview

On March 10, 2026, the Company completed the sale of its previously owned subsidiary, Cameron Gold, which owns the Cameron Gold Project to Seva Mining under an amalgamation agreement pursuant to which the Company received (i) $5.0 million in cash; (ii) 80.0 million common shares of Seva Mining; and (iii) a future cash payment of at least $2.0 million to be received upon the processing of a stockpile at the Cameron Gold Project pursuant to the Stockpile Agreement. The transaction was previously announced as having a total estimated consideration of approximately $27.0 million. The final consideration amount was measured at fair value upon closing of the transaction on March 10, 2026 as described below.

b) Recognition of Consideration Received

The components of the consideration received in connection with the sale of Cameron Gold comprised the following:

Transaction Consideration
Cash	$5,000
Seva Mining shares	24,867
Deferred consideration related to Stockpile Agreement	1,720
Total	$31,587

11

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

Share Consideration

The Company accounts for its investment in Seva Mining using the equity method under IAS 28. The fair value of the Seva shares at closing of $24,867,000 was determined using the quoted price of Seva Mining common shares on the 10-day VWAP from start of the first trading day on March 18 to March 31, 2026. The Company was unable to use the quoted price on March 10, 2026 as the shares of Seva was not actively traded at that date. A blended DLOM was applied to account for the reduced liquidity to reflect the applicable transfer restrictions in accordance with the Amalgamation and Investors Rights Agreement between First Mining and Seva Mining.

Deferred Consideration Receivable - Stockpile Agreement

As part of the consideration received for the disposition of Cameron Gold, the Company is entitled to a future payment related to the processing and sale of ore stockpiles under the Stockpile Agreement. The stockpile receivable has been recognized as a financial asset and measured at fair value at initial recognition under IFRS 9 at the transaction date. Subsequent measurement will be measured at FVTPL.

The fair value of the future payment of the ore stockpile was $1,720,000. The fair value was determined using a discounted cash flow model based on expected future cash flows from the processing and sale of the stockpile, incorporating assumptions, including: (i) the expected timing of funds received; and (ii) a risk-adjusted discount rate. The measurement is classified as Level 3 in the fair value hierarchy because it incorporates significant unobservable inputs. Changes in these assumptions could have a material impact on the estimated fair value.

c) Disposal reconciliation

The carrying amount of Cameron Gold at March 10, 2026 was $27,023,000 and was held for sale. Upon closing, the Cameron Gold assets held for sale were derecognized and the gain on disposal was determined by comparing its carrying amount with the fair value of the consideration received.

Disposal of Cameron Gold
Fair value of consideration received on March 10, 2026	$31,587
Less: Carrying amount of disposal group at December 31, 2025	26,687
Mineral property expenditures from Jan 1 to Mar 10, 2026	9
Net asset change from Jan 1 to Mar 10, 2026	327
Carrying amount of Cameron disposal group at March 10, 2026	$(27,023)
Gain on Disposal of Cameron / loss of control	4,564
Less: Transaction costs of disposal	(402)
Fair value less costs to sell	$4,162

d) Equity Accounting Method for Investment in Seva

In accounting for the disposition of Cameron Gold and the resulting investment in Seva Mining, management applied judgment in determining that the Company lost control of Cameron Gold on March 10, 2026 and therefore derecognized the subsidiary in accordance with IFRS 10. Following the transaction, the Company retained approximately 47.85% ownership in Seva and after evaluating of governance rights, board representation and ability to participate in Seva’s policy decisions, management concluded that it has significant influence over Seva.  Accordingly, the retained interest was classified as an investment in associate and is accounted for using the equity method from the acquisition date.

12

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

Upon closing of the transaction, First Mining held 47.85% of Seva common shares (on an undiluted basis). The Company has concluded it has significant influence over Seva and accounts for its investment using the equity method from the acquisition date.

Investment in Seva Mining
Balance, December 31, 2025	$-
Initial Recognition on March 10, 2026	24,867
Equity profit/(loss) – March 11 to March 31, 2026	(61)
Balance, March 31, 2026	$24,806

f) Seva Mining Summarized Statement of Financial Position

The assets and liabilities of Seva are summarized in the following table and the March 31, 2026 numbers are taken from Seva’s audited statements as at December 31, 2025, adjusted for the estimated equity pick-up for the period.

g) Reconciliation of Investment Carrying Amount

Net assets Seva (100%)	$36,029
First Mining’s share of net assets (47.83%)	17,233
Incremental fair value	7,634
Equity loss (March 11, 2026 to March 31, 2026)	(61)
Carrying value	$24,806

7. INVESTMENT IN PC GOLD INC.

As at March 31, 2026, the Company owns a 30% interest in PC Gold Inc. and maintains significant influence, which requires the investment to be accounted for using equity accounting. As at March 31, 2026 the investment in PC Gold Inc. was $21,523,000 (December 31, 2025 - $21,524,000). The subsequent equity accounting for PC Gold is based on audited results that are publicly available information for the year ended June 30, 2025, and on the unaudited financial information for the six-month period ended December 31, 2025.

As at March 31, 2026, the Company has recorded an option liability of $4,692,000 (December 31, 2025 - $4,692,000), which represents the additional net dilution that would result from FireFly Metals completing its additional 10% equity interest in PC Gold Inc. Following receipt of $3,000,000 under this option, First Mining’s ownership would reduce to 20%. The FireFly Metals Earn-In Agreement requires First Mining to contribute its prorata share of environmental reclamation funding, which was 30% as at March 31, 2026.

13

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

7. INVESTMENT IN PC GOLD INC. (continued)

As at March 31, 2026, the Company has recorded a liability for reclamation funding of $151,000 (December 31, 2025 - $151,000), which is in line with FireFly Metals’ estimate of the environmental reclamation provision.

On February 9, 2026, Firefly Metals Ltd. (“Firefly”) announced the sale of its 70% interest in PC Gold Inc. (“PC Gold”) to Bellavista Resources Limited for 60 million shares as upfront consideration upon completion of the Acquisition, together with 50 million performance rights as contingent consideration (“Bellavista Transaction”). In connection with this transaction, Bellavista has indicated its intention to exercise the PC Gold buydown right to increase their ownership to 80% of the Project by paying $3.0 million in cash, subject to completion of the transaction. Management performed an impairment assessment at March 31, 2026, and concluded no impairment was required as the estimated recoverable amount exceeded the carrying value of $21.5 million.

The Bellavista Transaction closed on April 29, 2026 and Bellavista exercised the PC Gold buydown right to increase their ownership to 80% of the Project by paying $3 million in cash to the Company. The Company’s ownership interest in PC Gold after the transaction closed has been reduced from 30% to 20%.

8. SILVER STREAM DERIVATIVE LIABILITY

a) Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), closing on July 2, 2020. Under the agreement, First Majestic paid total consideration of US$22.5 million, and the Company issued common share purchase warrants, for the right to purchase 50% of payable silver produced from the Springpole Gold Project over the life of mine (the “Silver Stream”). The Company has received the total consideration in full, and all common share purchase warrants issued to First Majestic under the Silver Purchase Agreement have been exercised. Refer to the Company’s audited annual financial statements for the year ended December 31, 2025 for full details.

The Company retains the option to repurchase 50% of the Silver Stream for US$22.5 million (approximately $31.4 million as at March 31, 2026) at any time prior to commencement of production at the Springpole Gold Project. A Monte Carlo simulation was used to evaluate the buy-back option under the Silver Stream Agreement.

The Silver Stream has an initial term of 40-year term from July 2, 2020, with automatic 10-year extensions for the life of mine. If, upon expiry, the advance payment has not been fully credited through silver deliveries, the uncredited balance is refundable to First Majestic without interest. Silver may be substituted with refined silver from other sources, excluding silver purchased on a commodity exchange.

14

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

8. SILVER STREAM DERIVATIVE LIABILITY (continued)

b) Silver Stream Derivative Liability Fair Value

The Company has determined that the Silver Stream is a standalone derivative measured at FVTPL. The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation, with the following key input assumptions: 1) Observable assumptions including implied volatility of COMEX silver, COMEX silver future curve, silver spot price, USD risk-free rate, USD/CAD foreign exchange rates, and share price of the Company, and 2) Unobservable assumptions including the timing of commencement of production (2030 based on the updated prefeasibility study), estimated annual silver production volumes (averaging 1.47 million payable ounces a year over the life of mine based on the updated prefeasibility study), the Company’s credit spread, and payable silver quantities.

The fair value of the Silver Stream derivative liability is classified within Level 3 of the fair value hierarchy because certain significant inputs are unobservable. The fair value is determined by a third party valuation expert using an independent Monte Carlo model reviewed quarterly by management. Unobservable inputs are updated based on recent comparable market data.

The estimated fair value is sensitive to changes in key assumptions, particularly silver spot prices, silver forward prices, foreign exchange rates, volatility assumptions, the Company’s credit spread and payable silver quantities, and a change in any of these assumptions could result in a material change in the estimated fair value. The table below summarizes the sensitivity of the fair value of the Silver Stream derivative liability to reasonably possible changes in key assumptions, with all other variables held constant.

15

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

8. SILVER STREAM DERIVATIVE LIABILITY (continued)

	March 31,	December 31,
Key valuation inputs	2026	2025

Volatility of COMEX Silver	0.736	0.815	-10%
Silver spot price	75.169	71.663	5%
Silver price forward curve (weighted average)	89.736	84.559	6%
USD /CAD foreign exchange rate	1.394	1.371	2%

The fair value of the Silver Stream derivative liability is valued using a Monte-Carlo simulation, with gains or losses recorded in the statement of net loss and comprehensive loss. As at March 31, 2026, the fair value of the Silver Stream derivative liability is US$86,184,000 ($120,131,000). The fair value of the Silver Stream derivative liability as at December 31, 2025 was US$78,258,000 ($107,260,000).

	March 31, 2026	December 31, 2025
Balance, beginning of the period	$(107,260)	$(34,414)
Advanced payment received	-	(5,867)
Change in fair value	(12,871)	(66,979)
Balance, end of the period	$(120,131)	$(107,260)

The change in fair value of the Silver Stream derivative liability reflects the net impact of changes in key valuation inputs, including silver prices, forward curves, volatility and foreign exchange rates. During the period, the movement was primarily influenced by the increase in forward curve, spot prices and foreign exchange partially offset by volatility. The valuation is sensitive to changes in these assumptions, as illustrated in the sensitivity analysis above.

16

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2026	December 31, 2025
Accounts payable	$3,325	$3,662
Accrued liabilities	9,377	10,140
Total	$12,702	$13,802

During the year ended December 31, 2025, the Company recognized a liability of $5 million related to an obligation to the royalty holders of the Duquesne NSR. The amount reflects management’s current estimate of the consideration that may be required to settle or repurchase the royalty interest.  The Company continues to record this liability as of March 31, 2026, based on ongoing discussions with the royalty holders.

10. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	June 14, 2024	August 5, 2025	Total
Balance, December 31, 2024	$977	$-	$977
Liability incurred for flow-through share issued August 5,2025	-	1,745	1,745
Settlement of flow-through share premium liability upon incurring eligible expenditures	(977)	(465)	(1,442)
Balance, December 31, 2025	$-	$1,280	$1,280
Settlement of flow-through share premium liability upon incurring eligible expenditures	-	(84)	(84)
Balance, March 31, 2026	$-	$1,196	$1,196

As at March 31, 2026 the Company had unspent flow-through expenditure commitments of $5,270,000 (December 31, 2025 – $5,631,000), which are required to be spent by December 31, 2026.

11. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares as at March 31, 2026: 1,383,547,524 (December 31, 2025 - 1,343,755,162).

Preferred shares as at March 31, 2026: nil (December 31, 2025 - nil).

During the three months ended March 31, 2026, 426,614 common shares were cancelled pursuant to sunset clause provisions related to historical acquisitions in 2016. No consideration was paid or received by the Company. The cancellation reduced shares issued and outstanding by 426,614 and resulted in a reduction in share capital with a corresponding reclassification within equity, with no impact on total equity or recognition of any gain or loss. This movement is included within share-based payment movements in the Statement of Changes in Equity.

17

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

11. SHARE CAPITAL (continued)

c) Warrants

The movements in warrants during the three months ended March 31, 2026 and year ended December 31, 2025 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2024	141,686,740	$0.242
Warrants issued	97,509,993	0.270
Warrants exercised	(53,808,807)	0.203
Balance as at December 31, 2025	185,387,926	$0.237
Warrants exercised	(20,291,020)	0.213
Balance as at March 31, 2026	165,096,906	$0.243

The following table summarizes information about warrants outstanding as at March 31, 2026:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.200	64,124,392	$0.200	1.16
$0.270	100,972,514	$0.270	2.14
	165,096,906	$0.243	1.76

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

During the three months ended March 31, 2026, the Company issued 6,410,000 (year ended December 31, 2025 – 8,012,500) common shares pursuant to the exercise of stock options, for net proceeds of $2,251,000 (2025 - $1,157,000). The weighted average share price at the date of exercise of these stock options was $0.35 per share (2025 - $0.23). In connection with the exercises, the Company transferred $1,276,000 (2025 - $583,000) from share-based payment reserve to share capital.

18

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

11. SHARE CAPITAL (continued)

The movements in stock options during the three months ended March 31, 2026 and year ended December 31 2025 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2024	58,467,500	$0.200
Options granted	19,800,000	0.147
Options exercised	(8,012,500)	0.144
Options expired	(4,825,000)	0.287
Options forfeited	(700,000)	0.125
Balance as at December 31, 2025	64,730,000	$0.185
Options granted	7,180,000	0.580
Options exercised	(6,410,000)	0.351
Balance as at March 31, 2026	65,500,000	$0.212

The following table summarizes information about the stock options outstanding as at March 31, 2026:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.10 - 0.18	35,885,000	$0.121	3.30	31,265,000	$0.121	3.21
$0.185 - 0.25	12,235,000	$0.191	1.86	12,235,000	$0.191	1.86
$0.26 - 0.58	17,380,000	$0.412	2.88	10,645,000	$0.333	1.64
	65,500,000	$0.212	2.92	54,145,000	$0.178	2.60

During the three months ended March 31, 2026, there were 7,180,000 (year ended December 31, 2025 – 19,800,000) stock options granted with an aggregate fair value at the date of grant of $2,077,000 (year ended December 31, 2025 - $1,462,000). As at March 31, 2026, 11,355,000 (year ended December 31, 2025 – 10,000,000) stock options remain unvested with an aggregate grant date fair value of $2,100,000 (December 31, 2025 - $360,000).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties.

In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods.

19

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

11. SHARE CAPITAL (continued)

For the three months ended March 31, 2026, share-based payments expense is comprised of stock options for $905,000, restricted share units (“RSUs”) for $183,000, deferred share units (“DSUs”) for $22,000, and performance share units (“PSUs”) for $130,000, which are classified within the financial statements as follows:

	For the three months ended March 31,
Statements of Net Loss:	2026	2025
General and administration	$525	$334
Exploration and evaluation	61	14
Investor relations and marketing communications	82	41
Corporate development and due diligence	130	46
Subtotal	$798	$435
Statements of Financial Position:
Mineral Properties	442	392
Total	$1,240	$827

The grant date fair value of the stock options granted in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the three months ended March 31,	For the year ended December 31,
	2026	2025
Risk-free interest rate	2.81%	2.80%
Share price at grant date (in dollars)	$0.58	$0.15
Exercise price (in dollars)	$0.58	$0.15
Expected life (years)	5.00 years	5.00 years
Expected volatility (1)	58.62%	57.70%
Forfeiture rate (2)	2.81%	3.50%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.
(2)	The computation of the forfeiture rate was based on management’s estimate of expected forfeitures over the vesting period, using historical forfeiture experience and expected employee turnover.

e) Restricted Share Units

During the three months ended March 31, 2026, the Company granted 1,262,500 (year ended December 31, 2025 – 7,756,956) RSUs under its share-based compensation plan to the Company’s executive officers and management as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

During the three months ended March 31, 2026, the Company issued 1,965,050 (year ended December 31, 2025 – 3,511,533) common shares pursuant to the exercise of RSUs for an aggregate settlement value of $210,000 (2025 - $433,000).

20

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

11. SHARE CAPITAL (continued)

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

The following table summarizes the changes in RSU’s for the three months ended March 31, 2026 and the year ended December 31 2025:

	Number	Weighted average fair value
Balance as at December 31, 2024	9,680,449	$0.115
RSUs granted	7,756,956	0.108
RSUs settled	(3,511,533)	0.123
Balance as at December 31, 2025	13,925,872	$0.112
RSUs granted	1,262,500	0.501
RSUs settled	(1,965,050)	0.107
Balance as at March 31, 2026	13,223,322	$0.150

f) Deferred Share Units

During the three months ended March 31, 2026, the Company granted 90,000 (year ended December 31, 2025 - 400,000) DSUs under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

	Number	Weighted average fair value
Balance as at December 31, 2024	1,509,000	$0.212
DSUs granted	400,000	0.125
Balance as at December 31, 2025	1,909,000	$0.192
DSUs granted	90,000	0.580
Balance as at March 31, 2026	1,999,000	$0.209

g) Performance Share Units

During the three months ended March 31, 2026, the Company granted 1,050,000 (year ended December 31, 2025 – 3,600,000) PSUs under the Plan to certain executives as part of the Company’s LTIP. The amount of shares ultimately to be issued will vary from a factor of 0 to 2 based on the number of PSUs granted, depending on the Company’s share performance as compared to the share performance of a selected group of peer companies.

21

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

11. SHARE CAPITAL (continued)

During the three months ended March 31, 2026, the Company issued 1,000,000 (year ended December 31, 2025 – 758,000) common shares pursuant to the settlement of PSUs for an aggregate value of $221,000 (year ended December 31, 2025 - $180,000).

The following table summarizes the changes in PSUs for the three months ended March 31, 2026 and year ended December 31, 2025:

	Number	Weighted average fair value
Balance as at December 31, 2024	10,466,000	$0.157
PSUs granted	3,600,000	0.131
PSUs settled	(758,000)	0.238
PSUs forfeited	(758,000)	0.238
Balance as at December 31, 2025	12,550,000	$0.142
PSUs granted	1,050,000	0.613
PSUs settled	(1,000,000)	0.221
Balance as at March 31, 2026	12,600,000	$0.193

12. OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the three months ended March 31, 2026
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$102	$54	$2	$1	$159
Consultants	126	6	17	49	198
Depreciation (non-cash)	29	78	-	-	107
Directors’ fees	79	-	-	-	79
Exploration and evaluation	-	4	-	-	4
Marketing and conferences	-	1	220	3	224
Professional fees	41	-	-	-	41
Salaries	488	44	138	73	743
Share-based payments (non-cash) (Note 11)	525	61	82	130	798
Transfer agent and filing fees	262	-	-	-	262
Travel and accommodation	5	4	29	16	54
Operating expenses total	$1,657	$252	$488	$272	$2,669

22

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

12. OPERATING EXPENSES (continued)

	For the three months ended March 31, 2025
	General and administration	Exploration and evaluation	Investor relations and markkleting communications	Corporate development and due diligence	Total
Administrative and office	$104	$72	$10	$1	$187
Consultants	91	6	-	9	106
Depreciation (non-cash)	34	82	-	-	116
Directors’ fees	75	-	-	-	75
Marketing and conferences	-	1	181	2	184
Professional fees	129	-	-	-	129
Salaries	234	34	170	159	597
Share-based payments (non-cash) (Note 11)	334	14	41	46	435
Transfer agent and filing fees	115	-	13	-	128
Travel and accommodation	12	1	7	19	39
Operating expenses total	$1,128	$210	$422	$236	$1,996

13. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its Canadian mineral properties. All of the Company’s non-current assets as at March 31, 2026 and December 31, 2025 are located in Canada.

14. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, as well as the Company’s Directors and Officers.

Key management of the Company consists of the Company’s Directors, Officers, and Vice Presidents. The compensation paid or payable to key management for services during the three months ended March 31, 2026 and 2025 is as follows:

	For the three months ended March 31,
Service or Item	2026	2025
Directors’ fees	$79	$75
Salaries and consultants’ fees	467	478	(1)
Share-based payments (non-cash)	713	567
Total	$1,259	$1,120

(1)	The comparative amount for the three months ended March 31, 2025 has been revised from $602 to $478 to reflect a reclassification of $124 related to equity award settlements.

23

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

15. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, prepaid expenses and other receivables, and accounts payable, accrued and other liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of marketable securities was based on the quoted market prices of the shares as at March 31, 2026 and was therefore considered to be Level 1.

The fair value of the Seva Mining shares was determined using the 10-day VWAP from the start of the first trading day on March 18 to March 31, 2026, and adjusted for a discount for lack of marketability to reflect applicable transfer restrictions.

As at March 31, 2026, the Company’s deferred consideration related to stockpile recovery is classified as a financial asset at FVTPL. The fair value was determined using a discounted cash flow model based on expected future cash flows in accordance with the Stockpile Agreement. The measurement is classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs, including assumptions regarding recoverable quantities, timing of production, commodity prices and discount rates.

As at March 31, 2026, the Company’s option liability relating to PC Gold Inc. is classified as a financial liability at FVTPL. The fair value of the option liability was estimated using a fair value less costs of disposal benchmark implied by the February 2026 BellaVista Transaction. The measurement is classified as Level 3 in the fair value hierarchy as it incorporates significant unobservable inputs, including assumptions related to probability-weighted performance rights and other contingent terms.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. Changes in key valuation assumptions, including commodity prices and discount rates, could result in significant fluctuations in the fair value of the liability. The loss on the Silver Stream derivative was due to a 10% decrease in volatility in the underlying precious metal, a 6% increase in the forward curve of the silver price, and a 5% increase in the silver spot price as at March 31, 2026 compared to December 31, 2025.

24

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amounts)

15. FAIR VALUE (continued)

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	March 31, 2026				December 31, 2025
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Marketable securities (Note 3)	$2,952	$2,952	$-	$-	$2,006	$2,006	$-	$-
Deferred consideration receivable	$1,720	$-	$-	$1,720	$-	$-	$-	$-
Financial liabilities:
Silver Stream derivative liability (Note 8)	$120,131	$-	$-	$120,131	$107,260	$-	$-	$107,260
Option - PC Gold (Note 7)	$4,692	$-	$-	$4,692	$4,692	$-	$-	$4,692

16. SUBSEQUENT EVENTS

a)

On April 29, 2026, the Company announced that pursuant to the announcement in February 2026, the Company’s new joint-venture partner at First Mining’s Pickle Crow project, Bellavista, has closed the acquisition of Firefly’s interest in PC Gold Inc, the entity that holds the project. Bellavista exercised its buy-down right at the Project and paid $3 million in cash to the Company to reduce the Company’s ownership in PC Gold from 30% to 20%. The Company’s interest in PC Gold is free carried to a decision to mine at Pickle Crow.

25